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                             January 23, 2021

       Zhengyu Wang
       Chief Executive Officer, Chairman, and Director
       CN Energy Group, Inc.
       FPI Center, Room A-901, No. 459 Qianmo Road
       Binjiang District, Hangzhou City, Zhejiang Province
       PRC

                                                        Re: CN Energy Group,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed January 15,
2021
                                                            File No. 333-239659

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Consolidated Financial Statements
       Notes to the Consolidated Financial Statements
       Note 18     Stockholders    equity
       Issuance of the Convertible Preferred Shares, page F-27

   1. Please revise your note to disclose how you evaluated your preferred shares to determine whether they contain a
beneficial conversion feature, and if so, how you account for this feature.
 Zhengyu Wang
FirstName
CN EnergyLastNameZhengyu    Wang
           Group, Inc.
Comapany
January 23,NameCN
           2021     Energy Group, Inc.
January
Page 2 23, 2021 Page 2
FirstName LastName
Exhibits

2. Please file a revised Exhibit 5.1 that opines as to the underwriter's warrants and the shares underlying the underwriter's warrants. For guidance, refer to Section II.B.1. of Staff Legal
         Bulletin No. 19.

3. In addition, the Exhibit 5.1 legal opinion should not assume conclusions of law or material facts that are necessary for the ultimate opinion. Please file a revised Exhibit 5.1 legal opinion that does not include the assumptions set forth in paragraphs 5, 7, 8, 9, 11 and 12 of Schedule 2. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No.
         19.
       You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Ying Li